MERIDIAN FUND, INC.
Top 10 Holdings
as of
6/30/2008
Top 10 Holdings
Meridian Equity Income Fund

		Percentage
Holding	Market Value	of Portfolio
Anheuser-Busch Cos., Inc.	$844,832	2.5%
Chevron Corp.	733,562	2.2
Waste Management, Inc.	727,426	2.2
Norfolk Southern Corp.	720,705	2.2
Johnson & Johnson	716,426	2.1
McDonald’s Corp.	702,750	2.1
AGL Resources, Inc.	701,974	2.1
R. R. Donnelley & Sons Co.	698,160	2.1
Leggett & Platt, Inc.	696,374	2.1
Sonoco Products Co.	693,280	2.1

Net Assets	$33,518,636
Meridian Growth Fund

		Percentage
Holding	Market Value	of Portfolio
Edwards Lifesciences Corp.	$59,997,953	4.0%
FMC Technologies, Inc.	52,472,414	3.5
DENTSPLY International, Inc.	49,959,680	3.3
Global Payments, Inc.	46,087,400	3.0
Ross Stores, Inc.	44,705,472	2.9
C. R. Bard, Inc.	44,350,986	2.9
American Tower Corp. Class A	43,128,800	2.8
Mercury General Corp.	42,700,959	2.8
Cerner Corp.	42,389,231	2.8
SVB Financial Group	41,523,741	2.7

Net Assets	$1,516,014,655
Meridian Value Fund

		Percentage
Holding	Market Value	of Portfolio
Kinder Morgan Management, LLC	$45,862,812	3.5%
Verizon Communications, Inc.	41,584,380	3.2
CACI International, Inc. Class A	40,593,413	3.1
Abbott Laboratories	36,247,371	2.7
Beckman Coulter, Inc.	35,237,154	2.7
Hawaiian Electric Industries, Inc.	35,113,509	2.7
Intel Corp.	34,294,968	2.6
Avon Products, Inc.	33,754,342	2.6
Mattel, Inc.	32,416,720	2.5
Willis Group Holdings, Ltd. (United Kingdom)	32,333,059	2.5

Net Assets	$1,319,185,549

Top Ten Sectors
6/30/2008
Meridian Equity Income Fund

	Market	Pct.
Sector	Value	Assets

Brewers	$844,832	2.5%
Oil & Gas-Integrated	$733,562	2.2%
Environmental Facilities & Services	$727,426	2.2%
Railroads	$720,705	2.2%
Pharmaceuticals	$716,426	2.1%
Restaurants	$702,750	2.1%
Utilities-Gas	$701,974	2.1%
Commercial Printing	$698,160	2.1%
Household-Home Furnishings	$696,374	2.1%
Paper & Packaging	$693,280	2.1%

Total Net Assets	$33,518,636
Meridian Growth Fund

	Market	Pct.
Sector	Value	Assets

Healthcare Products	$154,308,619	10.2%
Industrial Conglomerates	$142,599,961	9.4%
Tech-Software	$123,585,083	8.2%
Technology	$93,645,430	6.2%
Retail	$93,017,232	6.1%
Business Services	$79,942,732	5.3%
Insurance Brokers	$72,493,093	4.8%
Brokerage & Money Management	$62,619,219	4.1%
Energy	$52,472,414	3.5%
Restaurants	$43,377,054	2.9%

Total Net Assets	$1,516,014,655
Meridian Value Fund

	Market	Pct.
Sector	Value	Assets

Healthcare Products	$177,431,516	13.5%
Energy	$153,593,175	11.6%
Industrial Products	$146,903,114	11.1%
Utilities	$110,922,821	8.4%
Consumer Products	$88,917,503	6.7%
Pharmaceuticals	$82,582,483	6.3%
Media	$57,282,446	4.3%
Technology	$54,194,672	4.1%
Telecommunications Services	$41,584,380	3.2%
Information Technology Services	$40,593,413	3.1%

Total Net Assets	$1,319,185,549

MERIDIAN FUND, INC.
Meridian Equity Income Fund
Performance Update            6/30/2008

Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-08	Total Return	Compound Rate of Return
1/31/2005	$10.00
12/31/2005	10.47	$0.13	5.99%	One Year	(15.84%)	(15.84%)
12/31/2006	12.24	0.28	26.72	Three Years	13.36%	4.27%
12/31/2007	11.42	0.76	26.08	Five Years
6/30/2008	10.37		14.49	Ten Years
				Since Inception (01/31/05)	14.49%	4.05%

Portfolio @	6/30/2008
	AEROSPACE/DEFENSE - 1.6%	HOUSEHOLD PRODUCTS - 2.0%
	Boeing Co.	Kimberly-Clark Corp.

	AIR FREIGHT & LOGISTICS - 1.8%	HOUSEWARES SPECIALTIES - 1.7%
	United Parcel Service, Inc. Class B	Newell Rubbermaid, Inc.

	APPAREL ACCESSORIES & LUXURY GOODS - 1.9%	INDUSTRIAL CONGLOMERATES - 1.9%
	VF Corp.	3M Co.

	AUTO PARTS & EQUIPMENT - 1.6%	INDUSTRIAL MACHINERY - 2.0%
	Autoliv, Inc. (Sweden)	Eaton Corp.

	BANKING-DIVERSIFIED BANKS - 1.4%	INSURANCE BROKERS - 1.9%
	Comerica, Inc.	Willis Group Holdings, Ltd. (United Kingdom)

	BANKING-INVESTMENT BANKING & BROKERAGE - 1.5%	INSURANCE-LIFE & HEALTH - 1.7%
	Morgan Stanley	Lincoln National Corp.

	BANKING-REGIONAL BANKS - 1.0%	INSURANCE-PROPERTY & CASUALTY - 1.9%
	Regions Financial Corp.	Mercury General Corp.

	BREWERS - 2.5%	LEISURE PRODUCTS - 1.7%
	Anheuser-Busch Cos., Inc.	Mattel, Inc.

	CHEMICALS-DIVERSIFIED - 1.8%	MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS - 2.0%
	Dow Chemical Co. (The)	Caterpillar, Inc.

	CHEMICALS-SPECIALTY - 1.9%	MEDIA-BROADCASTING & CABLE TV - 1.7%
	RPM International, Inc.	CBS Corp. Class B

	COMMERCIAL PRINTING - 2.1%	MOTORCYLE MANUFACTURERS - 2.0%
	R. R. Donnelley & Sons Co.	Harley-Davidson, Inc.

	COMPUTER HARDWARE - 2.0%	OFFICE SERVICES & SUPPLIES - 1.8%
	Diebold, Inc.	Avery Dennison Corp.

	CONSTRUCTION MATERIALS - 1.7%	OIL & GAS-INTEGRATED - 2.2%
	Vulcan Materials Co.	Chevron Corp.

	CONSTRUCTION MATERIALS-STEEL - 1.9%	PAPER & FOREST PRODUCTS - 1.8%
	Timken Co.	International Paper Co.

	DATA PROCESSING & OUTSOURCED SERVICES - 2.0%	PAPER & PACKAGING - 2.1%
	Automatic Data Processing, Inc.	Sonoco Products Co.

	DISTRIBUTORS - 2.0%	PERSONAL PRODUCTS - 1.7%
	Genuine Parts Co.	Nu Skin Enterprises, Inc. Class A

	ELECTRICAL COMPONENTS & EQUIPMENT - 1.8%	PHARMACEUTICALS - 2.1%
	Hubbell, Inc. Class B	Johnson & Johnson

	ENVIRONMENTAL FACILITIES & SERVICES - 2.2%	RAILROADS - 2.2%
	Waste Management, Inc.	Norfolk Southern Corp.

	FOOD DISTRIBUTORS - 1.8%	REITs-RESIDENTIAL - 2.0%
	SYSCO Corp.	Mid-America Apartment Communities, Inc. REIT

	FOOD & MEATS-PACKAGED - 1.9%	RESTAURANTS - 2.1%
	Kraft Foods, Inc. Class A	McDonald’s Corp.

	FOOD RETAIL - 1.9%	SEMICONDUCTORS - 1.9%
	SUPERVALU, Inc.	Intel Corp.

	GENERAL MERCHANDISE STORES - 2.0%	SOFT DRINKS - 1.9%
	Family Dollar Stores, Inc.	Coca-Cola Co. (The)

	HOTEL RESORTS & CRUISE LINES - 1.8%	TELECOMMUNICATION SERVICES-INTEGRATED - 1.9%
	Carnival Corp.	AT&T, Inc.

	HOUSEHOLD APPLIANCES - 1.9%	TOBACCO - 1.9%
	Stanley Works (The)	Reynolds American, Inc.

	HOUSEHOLD-HOME FURNISHINGS - 2.1%	UTILITIES-GAS - 2.1%
	Leggett & Platt, Inc.	AGL Resources, Inc.

REIT - Real Estate Investment Trust	Breakdowns -
	Common Stock Cost	$35,565,414
	Common Stock %	94.3%
	US Treasury Bills	0.0%
	Cash and Other Assets Less Liabilities	5.7%

MERIDIAN FUND, INC.
Meridian Growth Fund
Performance Update            6/30/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarentee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-08	Total Return	Compound Rate of Return
8/1/1984	$10.00
12/31/1984	10.33	$0.00	3.30%	One Year	(13.80%)	(13.80%)
12/31/1985	13.01	0.10	31.24	Three Years	13.57%	4.33%
12/31/1986	13.57	1.23	48.37	Five Years	55.80%	9.27%
12/31/1987	11.51	1.24	36.86	Ten Years	141.03%	9.20%
12/31/1988	13.59	0.00	61.59	Since Inception (8/1/84)	1663.10%	12.75%
12/31/1989	15.09	1.12	93.28
12/31/1990	14.55	1.16	102.26
12/31/1991	20.75	1.79	217.18
12/31/1992	23.29	0.60	266.30
12/31/1993	25.87	0.45	314.11
12/31/1994	25.12	0.88	316.40
12/29/1995	29.90	0.85	409.79
12/31/1996	30.08	3.12	466.82
12/31/1997	30.73	5.13	575.83
12/31/1998	24.29	6.64	596.72
12/31/1999	25.40	1.93	689.60
12/31/2000	28.06	4.29	912.30
12/31/2001	28.79	2.84	1061.74
12/31/2002	22.98	0.66	854.67
12/31/2003	33.03	0.92	1311.95
12/31/2004	37.24	0.56	1516.25
12/31/2005	36.57	0.80	1521.56
12/31/2006	39.24	3.13	1777.87
12/31/2007	37.72	3.64	1879.28
6/30/2008	33.60		1663.10

Portfolio @	6/30/2008
	AEROSPACE/DEFENSE - 0.7%	INDUSTRIAL CONGLOMERATES - 9.4%
	BE Aerospace, Inc.*	Airgas, Inc.
Cooper Industries, Ltd. Class A
	BANKING - 2.7%	Dionex Corp.*
	SVB Financial Group*	Pall Corp.

BROKERAGE & MONEY MANAGEMENT - 4.1%
	Affiliated Managers Group, Inc.*	INDUSTRIAL SERVICES - 2.7%
	T. Rowe Price Group, Inc.	Allied Waste Industries, Inc.*

INSURANCE BROKERS - 4.8%
	BUSINESS SERVICES - 5.3%	Brown & Brown, Inc.
	Dun & Bradstreet Corp.	Willis Group Holdings, Ltd. (United Kingdom)
Global Payments, Inc.

INSURANCE-PROPERTY & CASUALTY - 2.8%
	CELLULAR COMMUNICATIONS - 2.8%	Mercury General Corp.
American Tower Corp. Class A*
LEISURE & AMUSEMENT - 1.8%
	CHEMICALS-SPECIALTY - 2.5%	Royal Caribbean Cruises, Ltd.
RPM International, Inc.
LEISURE PRODUCTS - 1.0%
	COMPUTER HARDWARE - 2.5%	Mattel, Inc.
Diebold, Inc.
REITS-DIVERSIFIED - 2.1%
	CONSTRUCTION - 2.3%	Digital Realty Trust, Inc. REIT
Granite Construction, Inc.
RESTAURANTS - 2.9%
	CONSUMER SERVICES - 2.3%	CBRL Group, Inc.
	Rollins, Inc.	Jack in the Box, Inc.*

DISTRIBUTORS - 1.6%
	Watsco, Inc.	RETAIL - 6.1%
Bed Bath & Beyond, Inc.*
	ENERGY - 3.5%	PetSmart, Inc.
	FMC Technologies, Inc.*	Ross Stores, Inc.

HEALTHCARE INFORMATION SERVICES - 2.8%
	Cerner Corp.*	TECHNOLOGY - 6.2%
NetApp, Inc.*
	HEALTHCARE PRODUCTS - 10.2%	Trimble Navigation, Ltd.*
	C. R. Bard, Inc.	Zebra Technologies Corp. Class A*
DENTSPLY International, Inc.
Edwards Lifesciences Corp.*
TECH-SOFTWARE - 8.2%
Advent Software, Inc.*
	HEALTHCARE SERVICES - 2.7%	Blackbaud, Inc.
	Millipore Corp.*	MICROS Systems, Inc.*
Nuance Communications, Inc.*
Teradata Corp.*

REIT - Real Estate Investment Trust		Breakdowns -
*	Non-income producing securities	Common Stock Cost	$1,313,509,202
**	Annualized yield at date of purchase	Common Stock %	94.0%
		US Treasury Bills	3.6%
		Cash and Other Assets Less Liabilities	2.4%

MERIDIAN FUND, INC.
Meridian Value Fund
Performance Update            6/30/2008
Note: The Net Asset Value (NAV) fluctuates on a daily basis. Past performance does not guarantee future results.

Period	NAV	Dividend	Inception to	For the period ending		Average Annual
Ending	per share	Paid	Date (%)	30-Jun-08	Total Return	Compound Rate of Return
2/10/1994	$10.00
12/31/1994	9.62	$0.00	(3.80)%	One Year	(8.82%)	(8.82%)
12/30/1995	11.91	0.00	19.10	Three Years	21.28%	6.64%
12/31/1996	14.85	0.86	57.62	Five Years	66.98%	10.80%
12/31/1997	15.86	2.23	91.30	Ten Years	237.49%	12.93%
12/31/1998	18.32	0.47	127.54	Since Inception (2/94)	685.65%	15.41%
12/31/1999	22.69	2.37	214.64
12/31/2000	29.11	1.77	331.49
12/31/2001	32.42	0.08	381.97
12/31/2002	28.09	0.00	317.59
12/31/2003	37.84	0.00	462.53
12/31/2004	38.09	5.39	547.47
12/31/2005	34.63	4.60	566.38
12/31/2006	35.60	5.50	690.76
12/31/2007	31.92	6.39	752.12
6/30/2008	29.43		685.65

Portfolio @	6/30/2008
	AEROSPACE/DEFENSE - 1.4%	INFORMATION TECHNOLOGY SERVICES - 3.1%
	BE Aerospace, Inc.*	CACI International, Inc. Class A*

	AGRICULTURE - 0.7%	INSURANCE BROKERS - 2.5%
	Bunge, Ltd.	Willis Group Holdings, Ltd. (United Kingdom)

	APPAREL - 3.0%	LEISURE & AMUSEMENT - 1.4%
	Hanesbrands, Inc.*	Polaris Industries, Inc.
	Liz Claiborne, Inc.	Shuffle Master, Inc.*
Quiksilver, Inc.*

LEISURE PRODUCTS - 2.5%
	BANKING - 1.6%	Mattel, Inc.
Annaly Capital Management, Inc. REIT

MEDIA - 4.3%
	BREWERS - 1.9%	Arbitron, Inc.
	Anheuser-Busch Cos., Inc.	Grupo Televisa SA ADR (Mexico)
Marvel Entertainment, Inc.*

CONSUMER PRODUCTS - 6.7%
Avon Products, Inc.
	Briggs & Stratton Corp.	METALS - 1.2%
	Electronic Arts, Inc.*	Gold Fields, Ltd. ADR
Pactiv Corp.*

PHARMACEUTICALS - 6.3%
Barr Pharmaceuticals, Inc.*
	ENERGY - 11.6%	Cephalon, Inc.*
	BP plc ADR (United Kingdom)	Charles River Laboratories International, Inc.*
	Exterran Holdings, Inc.*	ImClone Systems, Inc. *
International Coal Group, Inc.*
Kinder Morgan Management, LLC*
	TETRA Technologies, Inc.*	SEMICONDUCTORS - 2.6%
	Transocean, Inc.*	Intel Corp.

TECHNOLOGY - 4.1%
	ENGINEERING & CONSTRUCTION - 1.1%	Intermec, Inc.*
	KBR, Inc.	Western Digital Corp.*
Zebra Technologies Corp. Class A*

HEALTHCARE PRODUCTS - 13.5%
Abbott Laboratories
	Affymetrix, Inc.*	TELECOMMUNICATIONS SERVICES - 3.2%
	American Medical Systems Holdings, Inc.*	Verizon Communications, Inc.
Baxter International, Inc.
	Beckman Coulter, Inc.	TRANSPORTATION-AIRLINES - 0.8%
	Covidien, Ltd.	GOL Linhas Aereas Inteligentes SA ADR (Brazil)
STERIS Corp.
TRUCKING - 1.6%
Con-way, Inc.

INDUSTRIAL PRODUCTS - 11.1%
	Albany International Corp. Class A	UTILITIES - 8.4%
	Cabot Corp.	Avista Corp
	Franklin Electric Co., Inc.	Dynegy, Inc. Class A*
	Mine Safety Appliances Co.	Hawaiian Electric Industries, Inc.
	Schnitzer Steel Industries, Inc. Class A	Progress Energy, Inc
Sealed Air Corp.

ADR - American Depository Receipt		Breakdowns -
REIT - Real Estate Investment Trust		Common Stock Cost	$1,260,229,841
*	Non-income producing securities	Common Stock %	94.6%
**	Annualized yield at date of purchase	U.S. Treasury Bills	4.5%
		Cash and Other Assets Less Liabilities	0.9%

Meridian Fund

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MEIFX
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Top 10 Sectors
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Meridian Equity Income Fund

Top 10 Holdings
as of 6/30/2008

Holding		Market Value	Percentage of Portfolio	
Anheuser-Busch Cos., Inc.	$	844,832	2.5	%
Chevron Corp.		733,562	2.2	
Waste Management, Inc.		727,426	2.2	
Norfolk Southern Corp.		720,705	2.2	
Johnson & Johnson		716,426	2.1	
McDonald's Corp.		702,750	2.1	
AGL Resources, Inc.		701,974	2.1	
R. R. Donnelley & Sons Co.		698,160	2.1	
Leggett & Platt, Inc.		696,374	2.1	
Sonoco Products Co.		693,280	2.1	
Net Assets	**$**	**33,518,636**		

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© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MEIFX

Prospectus/SAI
Fund Advisor
Financial Reports
Top 10 Holdings
Top 10 Sectors
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Meridian Equity Income Fund

Top 10 Sectors
as of 6/30/2008

Sector		Market Value	Pct. Assets
Brewers	$	844,832	2.5%
Oil & Gas-Integrated		733,562	2.2%
Environmental Facilities & Services		727,426	2.2%
Railroads		720,705	2.2%
Pharmaceuticals		716,426	2.1%
Restaurants		702,750	2.1%
Utilities-Gas		701,974	2.1%
Commercial Printing		698,160	2.1%
Household-Home Furnishings		696,374	2.1%
Paper & Packaging		693,280	2.1%
Net Assets	$	**33,518,636**	

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERDX

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Fund Advisor
Financial Reports
Top 10 Holdings
Top 10 Sectors
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Meridian Growth Fund

Top 10 Holdings

as of 6/30/2008

Holding		Market Value	Percentage of Portfolio	
Edwards Lifesciences Corp.	$	59,997,953	4.0	%
FMC Technologies, Inc.		52,472,414	3.5	
DENTSPLY International,Inc.		49,959,680	3.3	
Global Payments, Inc.		46,087,400	3.0	
Ross Stores, Inc.		44,705,472	2.9	
C. R. Bard, Inc.		44,350,986	2.9	
American Tower Corp. Class A		43,128,800	2.8	
Mercury General Corp.		42,700,959	2.8	
Cerner Corp.		42,389,231	2.8	
SVB Financial Group		41,523,741	2.7	
Net Assets	**$**	**1,516,014,655**		

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MERIDIAN • FUND INCORPORATED®

MERDX

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Top 10 Sectors
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Press

Meridian Growth Fund

Top 10 Sectors

as of 6/30/2008

Sector		Market Value	Pct. Assets
Healthcare Products	$	154,308,619	10.2%
Industrial Conglomerates		142,599,961	9.4%
Tech-Software		123,585,083	8.2%
Technology		93,645,430	6.2%
Retail		93,017,232	6.1%
Business Services		79,942,732	5.3%
Insurance Brokers		72,493,093	4.8%
Brokerage & Money Management		62,619,219	4.1%
Energy		52,472,414	3.5%
Restaurants		43,377,054	2.9%
Total Net Assets	**$**	**1,516,014,655**	

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MVALX

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Top 10 Sectors
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Meridian Value Fund

Top 10 Holdings
as of 6/30/2008

Holding		Market Value	Percentage of Portfolio	
Kinder Morgan Management, LLC	$	45,862,812	3.5	%
Verizon Communications, Inc.		41,584,380	3.2	
CACI International, Inc. Class A		40,593,413	3.1	
Abbott Laboratories		36,247,371	2.7	
Beckman Coulter, Inc.		35,237,154	2.7	
Hawaiian Electric Industries, Inc.		35,113,509	2.7	
Intel Corp.		34,294,968	2.6	
Avon Products, Inc.		33,754,342	2.6	
Mattel, Inc.		32,416,720	2.5	
Willis Group Holdings, Ltd. (United Kingdom)		32,333,059	2.5	
Net Assets	**$**	**1,319,185,549**		

Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy
Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
MERIDIAN EQUITY INCOME FUND | MERIDIAN GROWTH FUND | MERID

MVALX

Prospectus/SAI
Fund Advisor
Financial Reports
Top 10 Holdings
Top 10 Sectors
Open an Account
Press

Meridian Value Fund

Top 10 Sectors

as of 6/30/2008

Sector		Market Value	Pct. Assets
Healthcare Products	$	177,431,516	13.5%
Energy		153,593,175	11.6%
Industrial Products		146,903,114	11.1%
Utilities		110,922,821	8.4%
Consumer Products		88,917,503	6.7%
Pharmaceuticals		82,582,483	6.3%
Media		57,282,446	4.3%
Technology		54,194,672	4.1%
Telecommunications Services		41,584,380	3.2%
Information Technology Services		40,593,413	3.1%
Total Net Assets	**$**	**1,319,185,549**	

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Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information

© 2000-2007 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.

July 3, 2008

To Our Shareholders:

Stocks experienced another difficult period during the quarter ending June 30, 2008. Oil prices increased 38% and the credit markets, while no longer in a state of panic, remain under pressure. The S&P 500 declined 3.2% while the NASDAQ and the Russell 2000 gained 0.6% and 0.2% respectively. Year to date the S&P 500 is down 12.8%, the NASDAQ 13.5% and the Russell 2000 10.0%. The best performing sectors included energy, iron-steel and mining. Mortgage finance, home construction and airlines were among the worst performing groups. The yield on the ten-year treasury bond increased from 3.43% to 3.97%.

The economy continues to struggle. Consumer spending is weak, primarily due to the ever increasing price of energy and lower housing prices. Industrial production is holding up relatively well with growing exports and strength in several large industries such as steel, agriculture, energy and health care. The government sector continues to expand. Interest rates are stable but inflation is becoming an issue. The Federal Reserve is in a difficult position. The Fed would like to pump additional liquidity into the financial markets but is restrained by increasing inflation and a weak dollar. The two most important factors impacting the economy at this point are housing prices and commodity costs. Our outlook is for continued slow or negative growth for the next several quarters.

Long-term investment results, history clearly shows, are improved by buying good companies or mutual funds or adding to existing positions during difficult stock market environments. We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.



Richard F. Aster, Jr.

Meridian Equity Income Fund® *(MEIFX)*

The Meridian Equity Income Fund's net asset value per share at June 30, 2008 was $10.37. This represents a decrease of 9.19% for the calendar year to date. The Fund's total return and average annual compound rate of return since inception, January 31, 2005, were 14.5% and 4.1%, respectively. The Fund's assets at the close of the quarter were invested 5.7% in cash and 94.3% in stocks. Total net assets were $33,518,636 and there were 572 shareholders.

Our basic strategy remains unchanged. The Fund continues to seek to invest in companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The Fund is diversified with 50 positions representing 50 different industry groups. At the end of the June 2008 quarter, the portfolio's average holding had a 5-year-average return on equity of 19.7% and an average dividend yield of 3.9%; both measures are substantially higher than the return of the average S&P 500 stock. The average position had a market capitalization of $31.0 billion, a debt ratio of 41.2% and earnings per share that are expected to grow 9.7% during the next several years. We believe these financial characteristics will lead to positive long-term returns for the Fund.

During the quarter we only purchased and sold shares in existing positions.

Waste Management, one of our larger holdings, is the country's largest waste service company, providing collection, transfer, recycling, disposal and waste to energy services. It serves residential, municipal and industrial clients and the business is recession resistant, which is important in today's difficult environment. The waste industry continues to consolidate and the major providers are now focused on return on invested capital as opposed to market share. This has resulted in steady earnings growth and improved financial characteristics which, in our opinion, will continue to result in above average dividend growth. The shares currently yield in excess of 3%.

Meridian Growth Fund® *(MERDX)*

The Meridian Growth Fund's net asset value per share at June 30, 2008 was $33.60. This represents a decrease of 10.9% for the calendar year to date. The Fund's total return and average annual compound rate of return since inception, August 1, 1984, were 1,663.1% and 12.8%, respectively. The Fund's assets at the close of the quarter were invested 6.0% in cash and cash equivalents and 94.0% in stocks. Total net assets were $1,516,014,655 and there were 65,592 shareholders.

The investment climate remains difficult. The major market indexes are off approximately 20% from the highs reached last fall. The problem remains investor uncertainty with respect to the credit markets, energy prices, housing prices and the impact these issues will have on economic growth and corporate profits. These problems will be resolved in time, but exactly when is unclear. Valuations are attractive and investors historically benefit by purchasing good companies in difficult times. We continue to hold quality companies which, in our opinion, have excellent long-term prospects and will improve their market position during this tough environment. Many of our companies are benefiting from strong international growth. Our largest areas of concentration are health care, technology and industrial.

We purchased shares of Cooper Industries and Nuance Communications. We sold our positions in American Eagle Outfitters, Laboratory Corp of America, Las Vegas Sands, UCBH Holdings and Winnebago Industries.

FMC Technologies, one of our larger holdings, is a leading provider of energy production and processing systems used by companies involved in land, but primarily deep water exploration and production. FMC has a dominant 40% share in the important subsea tree market. Subsea trees are placed on the seafloor and used to control the flow of oil and gas from the reservoir to a host processing facility. Industry growth is driven by the on-going increase in exploration and production in deep water. Barriers to entry are high given the technical complexity of the equipment and the requirement for a distributed network of service centers around the world. FMC has an experienced management team and should continue to grow at a solid pace, driven by the acceleration of new deep water projects announced. The shares sell at a reasonable valuation given the company's market share, financial returns and long-term growth prospects.

Meridian Value Fund® *(MVALX)*

The Meridian Value Fund's net asset value per share at June 30, 2008 was $29.43. This represents a decrease of 7.8% for the calendar year to date. The Fund's total return and average compounded annual rate of return since June 30, 1995, were 665.0% and 16.9%, respectively. The comparable period returns for the S&P 500 with dividends were 192.8% and 8.6%, respectively. The Fund's assets at the close of the quarter were invested 5.4% in cash and cash equivalents and 94.6% in stocks. Total net assets were $1,319,185,549 and there were 63,031 shareholders.

Our investment strategy remains unchanged. We continue to seek out-of-favor companies that we believe have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. It is our position that over the long term this strategy will produce returns that outperform the market in general. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 55 positions, representing 23 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are healthcare products, technology and industrial products. The outlook for our approach, in our view, is favorable at this time.

During the quarter we purchased shares of Affymetrix, Avista Corporation, Barr Pharmaceuticals, Cephalon, Covidien, Gold Fields Limited, KBR and TETRA Technologies. We sold our positions in ABM Industries, Avid Technology, Chemtura Corporation, Entegris, Federated Investors, Hewitt Associates, Nokia Oyj and Secure Computing Corp.

Verizon Communications, one of our larger holdings, is a leading provider of telecommunications services in North America. Verizon suffered a decline in earnings due to cancellations of basic phone service as customers increasingly switched to mobile phones and cable broadband products for their telecommunications needs. Earnings have recovered due to growth in Verizon's wireless business, which is the leading mobile phone service provider in the US. Verizon's wireless earnings should continue to improve through growth in mobile phone penetration and increasing use of mobile data services. Though demand for basic phone service remains pressured, we expect this headwind to be mitigated by Verizon's roll out of fiber optic broadband services, which provide a compelling alternative to cable TV and cable broadband. In addition, Verizon's purchase of MCI has helped firm pricing and profitability in the long distance and business services segments. We believe that earnings could exceed $3.50 in 2-3 years. Current valuation is attractive at less than 10x normalized earnings and the stock has a dividend yield of more than 5%.

Miscellaneous

The Meridian Funds are no-load and there are no transaction fees or commissions charged when purchased directly through our transfer agent, PNC Global Investment Servicing (U.S.) Inc. ("PNC"), formerly known as PFPC Inc. This can be a very cost-effective method to purchase shares of the Meridian Funds for shareholders who do not need the services of a broker-dealer and for long-term investors that make multiple purchases.

We have added a new E-mail Alerts feature to our website at *www.meridianfund.com*. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.

The information provided in this report should not be considered investment advice or a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in a particular Fund's portfolio at the time you receive this report or that securities sold have not been repurchased. Securities discussed are presented as illustrations of companies that fit a particular Fund's investment strategy and do not represent a Fund's entire portfolio and in the aggregate may represent only a small percentage of a Fund's portfolio holdings. It should not be assumed that any of the securities transactions or holdings discussed were or will prove to be profitable, or that investment decisions Fund management makes in the future will be profitable or will equal the investment performance of the securities discussed herein. Management's views presented herein and any discussion of a particular Fund's portfolio holdings or performance are as of June 30, 2008 and are subject to change without notice.

Meridian Equity Income Fund
Summary of Portfolio Holdings

June 30, 2008

Portfolio Holdings by Category (% of total net assets)

Brewers	2.5%	$ 844,832
Oil & Gas-Integrated	2.2	733,562
Environmental Facilities & Services	2.2	727,426
Railroads	2.2	720,705
Pharmaceuticals	2.1	716,426
Restaurants	2.1	702,750
Utilities-Gas	2.1	701,974
Commercial Printing	2.1	698,160
Household-Home Furnishings	2.1	696,374
Paper & Packaging	2.1	693,280
Distributors	2.0	685,869
General Merchandise Stores	2.0	679,954
REITs-Residential	2.0	678,832
Computer Hardware	2.0	675,131
Machinery-Construction Farm & Heavy Trucks	2.0	671,762
Industrial Machinery	2.0	664,465
Data Processing & Outsourced Services	2.0	662,020
Household Products	2.0	660,569
Motorcycle Manufacturers	2.0	659,932
Household Appliances	1.9	652,277
Semiconductors	1.9	651,381
Chemicals-Specialty	1.9	649,415
Insurance-Property & Casualty	1.9	646,838
Food Retail	1.9	645,601
Apparel Accessories & Luxury Goods	1.9	640,620
Tobacco	1.9	639,612
Insurance Brokers	1.9	637,595
Telecommunication Services-Integrated	1.9	629,329
Industrial Conglomerates	1.9	629,094
Construction Materials-Steel	1.9	625,860
Soft Drinks	1.9	623,760
Food & Meats-Packaged	1.9	620,210
Food Distributors	1.8	618,975
Office Services & Supplies	1.8	617,436
Electrical Components & Equipment	1.8	615,992
Hotel Resorts & Cruise Lines	1.8	594,598
Paper & Forest Products	1.8	594,150
Chemicals-Diversified	1.8	593,470
Air Freight & Logistics	1.8	587,346
Leisure Products	1.7	583,792
Media-Broadcasting & Cable TV	1.7	582,751
Construction Materials	1.7	579,866
Insurance-Life & Health	1.7	579,416
Housewares Specialties	1.7	575,897
Personal Products	1.7	562,484
Auto Parts & Equipment	1.6	539,860
Aerospace/Defense	1.6	532,332
Banking-Investment Banking & Brokerage	1.5	501,373
Banking-Diversified Banks	1.4	470,182
Banking-Regional Banks	1.0	325,118
Cash & Other Assets, Less Liabilities	5.7	1,897,983
	100.0%	$33,518,636

Meridian Growth Fund
Summary of Portfolio Holdings

June 30, 2008

Portfolio Holdings by Category (% of total net assets)

Healthcare Products	10.2%	$ 154,308,619
Industrial Conglomerates	9.4	142,599,961
Tech-Software	8.2	123,585,083
Technology	6.2	93,645,430
Retail	6.1	93,017,232
Business Services	5.3	79,942,732
Insurance Brokers	4.8	72,493,093
Brokerage & Money Management	4.1	62,619,219
U.S. Government Obligations	3.6	54,882,672
Energy	3.5	52,472,414
Restaurants	2.9	43,377,054
Cellular Communications	2.8	43,128,800
Insurance-Property & Casualty	2.8	42,700,959
Healthcare Information Services	2.8	42,389,231
Banking	2.7	41,523,741
Industrial Services	2.7	40,988,814
Healthcare Services	2.7	40,811,004
Chemicals-Specialty	2.5	38,320,326
Computer Hardware	2.5	38,174,672
Construction	2.3	35,120,794
Consumer Services	2.3	34,675,540
REITs-Diversified	2.1	32,474,358
Leisure & Amusement	1.8	27,232,179
Distributors	1.6	24,866,820
Leisure Products	1.0	14,904,672
Aerospace/Defense	0.7	10,058,951
Cash & Other Assets, Less Liabilities	2.4	35,700,285
	100.0%	$1,516,014,655

Meridian Value Fund
Summary of Portfolio Holdings

June 30, 2008

Portfolio Holdings by Category (% of total net assets)

Healthcare Products	13.5%	$ 177,431,516
Energy	11.6	153,593,175
Industrial Products	11.1	146,903,114
Utilities	8.4	110,922,821
Consumer Products	6.7	88,917,503
Pharmaceuticals	6.3	82,582,483
U.S. Government Obligations	4.5	59,809,807
Media	4.3	57,282,446
Technology	4.1	54,194,672
Telecommunications Services	3.2	41,584,380
Information Technology Services	3.1	40,593,413
Apparel	3.0	40,073,873
Semiconductors	2.6	34,294,968
Leisure Products	2.5	32,416,720
Insurance Brokers	2.5	32,333,059
Brewers	1.9	24,885,272
Trucking	1.6	21,663,984
Banking	1.6	21,388,290
Leisure & Amusement	1.4	18,670,510
Aerospace/Defense	1.4	17,858,772
Metals	1.2	15,736,600
Enginnering & Construction	1.1	14,306,118
Transportation-Airlines	0.8	10,718,256
Agriculture	0.7	8,755,197
Cash & Other Assets, Less Liabilities	0.9	12,268,600
	100.0%	$1,319,185,549

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited)

For the Six Month Period January 1, 2008 to June 30, 2008

We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund's gross income, directly reduce the investment return of the portfolio. A Fund's expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

	Beginning Account Value 01/01/08	Ending Account Value 06/30/08	Expense Ratio[1]	Expenses Paid During Period[2]
Actual Fund Return (See explanation below)				
Meridian Equity Income Fund	$1,000.00	$ 908.10	1.25%[4]	$5.93
Meridian Growth Fund	$1,000.00	$ 890.80	0.84%	$3.95
Meridian Value Fund	$1,000.00	$ 922.00	1.09%	$5.21
Hypothetical 5% Return[3] (See explanation below)				
Meridian Equity Income Fund	$1,000.00	$1,018.65	1.25%[4]	$6.27
Meridian Growth Fund	$1,000.00	$1,020.69	0.84%	$4.22
Meridian Value Fund	$1,000.00	$1,019.44	1.09%	$5.47

(1) Annualized, based on the Fund's most recent fiscal half-year expenses.

(2) Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 366.

(3) Before expenses.

(4) See note 2 to Financial Statements.

Meridian Fund, Inc.
Disclosure of Fund Expenses (Unaudited) (continued)
For the Six Month Period January 1, 2008 to June 30, 2008

The table above illustrates your Fund's costs in two ways:

Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The "Ending Account Value" shown is derived from the Fund's **actual** return, the third column shows the period's annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.

To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period."

Hypothetical 5% Return: This section is intended to help you compare your Fund's costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is **not** the Fund's actual return, the results do not apply to your investment. You can assess your Fund's costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.

Please note that the expenses shown in the table are meant to highlight your *ongoing* costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Management's Discussion of Meridian Equity Income Fund Performance

During the fiscal year ended June 30, 2008, the Meridian Equity Income Fund lost 15.84% compared to a loss of 13.11% for the S&P 500 with reinvested dividends, a loss of 16.19% for the Russell 2000, and a loss of 11.92% for the NASDAQ. The Equity Income Fund's performance reflected the strength of our holdings in the asset management & custody banks sector, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the chemical, electrical components & equipment, household appliances, industrial conglomerates and pharmaceutical sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund's performance. The Fund emphasizes investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future.

Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500 Index


$14,000
$13,500
$13,000
$12,500
$12,000
$11,500
$11,000
$10,500
$10,000
Meridian Equity Income Fund
Average Annual Total Return
One Year -15.84%
Since Inception 4.05%
$12,188
$11,449
Meridian Equity Income Fund
S&P 500 Index
1/31/05*
3/31/05
6/30/05
9/30/05
12/31/05
3/31/06
6/30/06
9/30/06
12/31/06
3/31/07
6/30/07
9/30/07
12/31/07
3/31/08
6/30/08

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

* Inception date.

Management's Discussion of Meridian Growth Fund Performance

During the fiscal year ended June 30, 2008, the Meridian Growth Fund lost 13.80% compared to a loss of 13.11% for the S&P 500 with reinvested dividends, a loss of 16.19% for the Russell 2000, and a loss of 11.92% for the NASDAQ. The Growth Fund's performance reflected the strength of our holdings in the healthcare products, industrial conglomerates and software sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the banking, brokerage & money management, business services, consumer services, industrial services, insurance brokers, leisure, restaurants, retail and technology sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund's performance. The Fund's investments include companies that are relatively small in terms of total assets, revenues and earnings, which the Investment Adviser believes may have prospects for above average growth in revenue and earnings.

Value of $10,000 invested in the Meridian Growth Fund, the Russell 2000 Index and the S&P 500 Index



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Meridian Growth Fund
Average Annual Total Return
One Year -13.80%
Five Years 9.27%
Ten Years 9.20%
Russell 2000 Index
S&P 500 Index
Meridian Growth Fund
$24,103
$17,122
$13,287
6/30/98
6/30/99
6/30/00
6/30/01
6/30/02
6/30/03
6/30/04
6/30/05
6/30/06
6/30/07
6/30/08

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management's Discussion of Meridian Value Fund Performance

During the fiscal year ended June 30, 2008, the Meridian Value Fund lost 8.82% compared to a loss of 13.11% for the S&P 500 with reinvested dividends, a loss of 16.19% for the Russell 2000, and a loss of 11.92% for the NASDAQ. The Value Fund's performance reflected the strength of our holdings in the agriculture, energy, media, pharmaceutical and software technology sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset primarily by weakness in our holdings in the apparel, banking, consumer products, industrial products, technology and telecommunications services sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector.

The Meridian Value Fund's strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer's long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund's average compounded annual return for the ten-year period from June 30, 1998 to June 30, 2008 was 12.93% compared to 2.86% for the S&P 500, with reinvested dividends. The Fund did not approach full investment status until June 30, 1995, with cash comprising approximately 45-50% of the Fund's total portfolio from inception until June 30, 1995. The Meridian Value Fund's average compounded annual return from inception to June 30, 2008 was 12.75%, compared to 9.67% for the S&P 500, with reinvested dividends.

Value of $10,000 invested in the Meridian Value Fund and the S&P 500 Index



$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
Meridian Value Fund
Average Annual Total Return
One Year -8.82%
Five Years 10.80%
Ten Years 12.93%
$33,750
$13,287
Meridian Value Fund
S&P 500 Index
6/30/98
6/30/99
6/30/00
6/30/01
6/30/02
6/30/03
6/30/04
6/30/05
6/30/06
6/30/07
6/30/08

Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares and do not reflect the imposition of a 2% redemption fee on shares held 60 days or less to deter market timers. If reflected, the taxes and fees would reduce the performance quoted. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Meridian Equity Income Fund
Schedule of Investments

June 30, 2008

	Shares	Value
COMMON STOCKS - 94.3%		
AEROSPACE/DEFENSE - 1.6%		
Boeing Co.	8,100	$ 532,332
AIR FREIGHT & LOGISTICS - 1.8%		
United Parcel Service, Inc. Class B	9,555	587,346
APPAREL ACCESSORIES & LUXURY GOODS - 1.9%		
VF Corp.	9,000	640,620
AUTO PARTS & EQUIPMENT - 1.6%		
Autoliv, Inc. (Sweden)	11,580	539,860
BANKING-DIVERSIFIED BANKS - 1.4%		
Comerica, Inc.	18,345	470,182
BANKING-INVESTMENT BANKING & BROKERAGE - 1.5%		
Morgan Stanley	13,900	501,373
BANKING-REGIONAL BANKS - 1.0%		
Regions Financial Corp.	29,800	325,118
BREWERS - 2.5%		
Anheuser-Busch Cos., Inc.	13,600	844,832
CHEMICALS-DIVERSIFIED - 1.8%		
Dow Chemical Co. (The)	17,000	593,470
CHEMICALS-SPECIALTY - 1.9%		
RPM International, Inc.	31,525	649,415
COMMERCIAL PRINTING - 2.1%		
R. R. Donnelley & Sons Co.	23,515	$ 698,160
COMPUTER HARDWARE - 2.0%		
Diebold, Inc.	18,975	675,131
CONSTRUCTION MATERIALS - 1.7%		
Vulcan Materials Co.	9,700	579,866
CONSTRUCTION MATERIALS-STEEL - 1.9%		
Timken Co.	19,000	625,860
DATA PROCESSING & OUTSOURCED SERVICES - 2.0%		
Automatic Data Processing, Inc.	15,800	662,020
DISTRIBUTORS - 2.0%		
Genuine Parts Co.	17,285	685,869
ELECTRICAL COMPONENTS & EQUIPMENT - 1.8%		
Hubbell, Inc. Class B	15,450	615,992
ENVIRONMENTAL FACILITIES & SERVICES - 2.2%		
Waste Management, Inc.	19,290	727,426
FOOD DISTRIBUTORS - 1.8%		
SYSCO Corp.	22,500	618,975
FOOD & MEATS-PACKAGED - 1.9%		
Kraft Foods, Inc. Class A	21,800	620,210

The accompanying notes are an integral part of the financial statements

Meridian Equity Income Fund
Schedule of Investments (continued)

June 30, 2008

	Shares	Value
COMMON STOCK (continued)		
FOOD RETAIL - 1.9%		
SUPERVALU, Inc.	20,900	$ 645,601
GENERAL MERCHANDISE STORES - 2.0%		
Family Dollar Stores, Inc.	34,100	679,954
HOTEL RESORTS & CRUISE LINES - 1.8%		
Carnival Corp..	18,040	594,598
HOUSEHOLD APPLIANCES - 1.9%		
Stanley Works (The) . . .	14,550	652,277
HOUSEHOLD-HOME FURNISHINGS - 2.1%		
Leggett & Platt, Inc. . .	41,525	696,374
HOUSEHOLD PRODUCTS - 2.0%		
Kimberly-Clark Corp. . .	11,050	660,569
HOUSEWARES SPECIALTIES - 1.7%		
Newell Rubbermaid, Inc.	34,300	575,897
INDUSTRIAL CONGLOMERATES - 1.9%		
3M Co.	9,040	629,094
INDUSTRIAL MACHINERY - 2.0%		
Eaton Corp.	7,820	664,465
INSURANCE BROKERS - 1.9%		
Willis Group Holdings, Ltd. (United Kingdom)	20,325	637,595
INSURANCE-LIFE & HEALTH - 1.7%		
Lincoln National Corp.	12,785	$ 579,416
INSURANCE-PROPERTY & CASUALTY - 1.9%		
Mercury General Corp.	13,845	646,838
LEISURE PRODUCTS - 1.7%		
Mattel, Inc.	34,100	583,792
MACHINERY-CONSTRUCTION, FARM & HEAVY TRUCKS - 2.0%		
Caterpillar, Inc.	9,100	671,762
MEDIA-BROADCASTING & CABLE TV - 1.7%		
CBS Corp. Class B	29,900	582,751
MOTORCYLE MANUFACTURERS - 2.0%		
Harley-Davidson, Inc.	18,200	659,932
OFFICE SERVICES & SUPPLIES - 1.8%		
Avery Dennison Corp.	14,055	617,436
OIL & GAS-INTEGRATED - 2.2%		
Chevron Corp.	7,400	733,562
PAPER & FOREST PRODUCTS - 1.8%		
International Paper Co.. .	25,500	594,150
PAPER & PACKAGING - 2.1%		
Sonoco Products Co. . .	22,400	693,280

The accompanying notes are an integral part of the financial statements

Meridian Equity Income Fund
Schedule of Investments (continued)

June 30, 2008

	Shares	Value
COMMON STOCK (continued)		
PERSONAL PRODUCTS - 1.7%		
Nu Skin Enterprises, Inc. Class A	37,700	$ 562,484
PHARMACEUTICALS - 2.1%		
Johnson & Johnson . . .	11,135	716,426
RAILROADS - 2.2%		
Norfolk Southern Corp.	11,500	720,705
REITs-RESIDENTIAL - 2.0%		
Mid-America Apartment Communities, Inc. REIT	13,300	678,832
RESTAURANTS - 2.1%		
McDonald's Corp.	12,500	702,750
SEMICONDUCTORS - 1.9%		
Intel Corp.	30,325	651,381
SOFT DRINKS - 1.9%		
Coca-Cola Co. (The). . .	12,000	$ 623,760
TELECOMMUNICATION SERVICES-INTEGRATED - 1.9%		
AT&T, Inc.	18,680	629,329
TOBACCO - 1.9%		
Reynolds American, Inc.	13,705	639,612
UTILITIES-GAS - 2.1%		
AGL Resources, Inc. . .	20,300	701,974
TOTAL INVESTMENTS - 94.3% (Cost $35,565,414)		31,620,653
CASH AND OTHER ASSETS, LESS LIABILITIES - 5.7%		1,897,983
NET ASSETS - 100.0%		$ 33,518,636

REIT - Real Estate Investment Trust

The accompanying notes are an integral part of the financial statements

Meridian Growth Fund
Schedule of Investments

June 30, 2008

	Shares	Value
COMMON STOCKS - 94.0%		
AEROSPACE/DEFENSE - 0.7%		
BE Aerospace, Inc.* . . .	431,900	$ 10,058,951
BANKING - 2.7%		
SVB Financial Group* . .	863,100	41,523,741
BROKERAGE & MONEY MANAGEMENT - 4.1%		
Affiliated Managers Group, Inc.*	301,000	27,108,060
T. Rowe Price Group, Inc.	628,850	35,511,159
		62,619,219
BUSINESS SERVICES - 5.3%		
Dun & Bradstreet Corp.	386,300	33,855,332
Global Payments, Inc.	989,000	46,087,400
		79,942,732
CELLULAR COMMUNICATIONS - 2.8%		
American Tower Corp. Class A*	1,020,800	43,128,800
CHEMICALS-SPECIALTY - 2.5%		
RPM International, Inc.	1,860,210	38,320,326
COMPUTER HARDWARE - 2.5%		
Diebold, Inc.	1,072,925	38,174,672
CONSTRUCTION - 2.3%		
Granite Construction, Inc.	1,113,885	35,120,794
CONSUMER SERVICES - 2.3%		
Rollins, Inc.	2,339,780	34,675,540
DISTRIBUTORS - 1.6%		
Watsco, Inc.	594,900	24,866,820
ENERGY - 3.5%		
FMC Technologies, Inc.*	682,080	$ 52,472,414
HEALTHCARE INFORMATION SERVICES - 2.8%		
Cerner Corp.*	938,230	42,389,231
HEALTHCARE PRODUCTS - 10.2%		
C. R. Bard, Inc.	504,275	44,350,986
DENTSPLY International, Inc. . . .	1,357,600	49,959,680
Edwards Lifesciences Corp.*	967,085	59,997,953
		154,308,619
HEALTHCARE SERVICES - 2.7%		
Millipore Corp.*	601,400	40,811,004
INDUSTRIAL CONGLOMERATES - 9.4%		
Airgas, Inc.	556,367	32,486,269
Cooper Industries, Ltd. Class A	816,900	32,267,550
Dionex Corp.*	555,800	36,888,446
Pall Corp.	1,032,200	40,957,696
		142,599,961
INDUSTRIAL SERVICES - 2.7%		
Allied Waste Industries, Inc.*	3,247,925	40,988,814
INSURANCE BROKERS - 4.8%		
Brown & Brown, Inc. . .	2,064,350	35,899,047
Willis Group Holdings, Ltd. (United Kingdom)	1,166,530	36,594,046
		72,493,093
INSURANCE-PROPERTY & CASUALTY - 2.8%		
Mercury General Corp.	913,976	42,700,959
LEISURE & AMUSEMENT - 1.8%		
Royal Caribbean Cruises, Ltd.	1,211,935	27,232,179

The accompanying notes are an integral part of the financial statements

Meridian Growth Fund
Schedule of Investments (continued)

June 30, 2008

	Shares	Value
COMMON STOCK (continued)		
LEISURE PRODUCTS - 1.0%		
Mattel, Inc.	870,600	$ 14,904,672
REITS-DIVERSIFIED - 2.1%		
Digital Realty Trust, Inc. REIT	793,800	32,474,358
RESTAURANTS - 2.9%		
CBRL Group, Inc.	606,388	14,862,570
Jack in the Box, Inc.*	1,272,400	28,514,484
		43,377,054
RETAIL - 6.1%		
Bed Bath & Beyond, Inc.*	476,700	13,395,270
PetSmart, Inc.	1,750,200	34,916,490
Ross Stores, Inc.	1,258,600	44,705,472
		93,017,232
TECHNOLOGY - 6.2%		
NetApp, Inc.*	1,036,700	22,454,922
Trimble Navigation, Ltd.*	856,200	30,566,340
Zebra Technologies Corp. Class A*	1,244,613	40,624,168
		93,645,430
TECH-SOFTWARE - 8.2%		
Advent Software, Inc.*	961,338	34,685,075
Blackbaud, Inc.	728,100	15,581,340
MICROS Systems, Inc.*	1,131,400	34,496,386
Nuance Communications, Inc.*	448,200	7,023,294
Teradata Corp.*	1,374,200	31,798,988
		123,585,083

	Value
TOTAL COMMON STOCKS - 94.0% (Cost $1,313,509,202)	$1,425,431,698
U.S. GOVERNMENT OBLIGATIONS - 3.6%	
U.S. Treasury Bill @ 1.435%** due 07/31/08 (Face Value $20,000,000)	19,976,500
U.S. Treasury Bill @ 1.263%** due 08/21/08 (Face Value $20,000,000)	19,964,867
U.S. Treasury Bill @ 2.008%** due 09/18/08 (Face Value $15,000,000)	14,941,305
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $54,876,521)	54,882,672
TOTAL INVESTMENTS - 97.6% (Cost $1,368,385,723)	1,480,314,370
CASH AND OTHER ASSETS, LESS LIABILITIES - 2.4%	35,700,285
NET ASSETS - 100.0%	$1,516,014,655

REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements

Meridian Value Fund
Schedule of Investments
June 30, 2008

	Shares	Value
COMMON STOCKS - 94.6%		
AEROSPACE/DEFENSE - 1.4%		
BE Aerospace, Inc.*	766,800	$ 17,858,772
AGRICULTURE - 0.7%		
Bunge, Ltd.	81,300	8,755,197
APPAREL - 3.0%		
Hanesbrands, Inc.*	674,900	18,316,786
Liz Claiborne, Inc.	449,700	6,363,255
Quiksilver, Inc.*	1,567,600	15,393,832
		40,073,873
BANKING - 1.6%		
Annaly Capital Management, Inc. REIT	1,379,000	21,388,290
BREWERS - 1.9%		
Anheuser-Busch Cos., Inc.	400,600	24,885,272
CONSUMER PRODUCTS - 6.7%		
Avon Products, Inc.	937,100	33,754,342
Briggs & Stratton Corp.	857,000	10,866,760
Electronic Arts, Inc.*	453,700	20,157,891
Pactiv Corp.*	1,137,000	24,138,510
		88,917,503
ENERGY - 11.6%		
BP plc ADR (United Kingdom)	352,000	24,488,640
Exterran Holdings, Inc.*	263,550	18,841,190
International Coal Group, Inc.*	1,884,000	24,586,200
Kinder Morgan Management, LLC*	851,677	45,862,812
TETRA Technologies, Inc.*	611,000	14,486,810
Transocean, Inc.*	166,202	25,327,523
		153,593,175
ENGINEERING & CONSTRUCTION - 1.1%		
KBR, Inc.	409,800	14,306,118
HEALTHCARE PRODUCTS - 13.5%		
Abbott Laboratories	684,300	$ 36,247,371
Affymetrix, Inc.*	144,500	1,486,905
American Medical Systems Holdings, Inc.*	1,872,700	27,996,865
Baxter International, Inc.	350,700	22,423,758
Beckman Coulter, Inc.	521,800	35,237,154
Covidien, Ltd.	477,900	22,886,631
STERIS Corp.	1,083,200	31,152,832
		177,431,516
INDUSTRIAL PRODUCTS - 11.1%		
Albany International Corp. Class A	945,000	27,405,000
Cabot Corp.	966,000	23,483,460
Franklin Electric Co., Inc.	632,800	24,539,984
Mine Safety Appliances Co.	701,950	28,070,980
Schnitzer Steel Industries, Inc. Class A	119,800	13,729,080
Sealed Air Corp.	1,561,000	29,674,610
		146,903,114
INFORMATION TECHNOLOGY SERVICES - 3.1%		
CACI International, Inc. Class A*	886,900	40,593,413
INSURANCE BROKERS - 2.5%		
Willis Group Holdings, Ltd. (United Kingdom)	1,030,700	32,333,059
LEISURE & AMUSEMENT - 1.4%		
Polaris Industries, Inc.	315,100	12,723,738
Shuffle Master, Inc.*	1,203,800	5,946,772
		18,670,510
LEISURE PRODUCTS - 2.5%		
Mattel, Inc.	1,893,500	32,416,720

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
June 30, 2008

	Shares	Value
COMMON STOCK (continued)		
MEDIA - 4.3%		
Arbitron, Inc.	160,200	$ 7,609,500
Grupo Televisa SA ADR (Mexico)	1,009,400	23,842,028
Marvel Entertainment, Inc.*	803,700	25,830,918
		57,282,446
METALS - 1.2%		
Gold Fields, Ltd. ADR	1,244,000	15,736,600
PHARMACEUTICALS - 6.3%		
Barr Pharmaceuticals, Inc.*	388,500	17,513,580
Cephalon, Inc.*	342,900	22,868,001
Charles River Laboratories International, Inc.*	311,000	19,879,120
ImClone Systems, Inc.*	551,700	22,321,782
		82,582,483
SEMICONDUCTORS - 2.6%		
Intel Corp.	1,596,600	34,294,968
TECHNOLOGY - 4.1%		
Intermec, Inc.*	969,700	20,441,276
Western Digital Corp.*	416,400	14,378,292
Zebra Technologies Corp. Class A*	593,600	19,375,104
		54,194,672
TELECOMMUNICATIONS SERVICES - 3.2%		
Verizon Communications, Inc.	1,174,700	41,584,380
TRANSPORTATION-AIRLINES - 0.8%		
GOL Linhas Aereas Inteligentes SA ADR (Brazil)	950,200	10,718,256
TRUCKING - 1.6%		
Con-way, Inc.	458,400	$ 21,663,984
UTILITIES - 8.4%		
Avista Corp	942,700	20,230,342
Dynegy, Inc. Class A*	3,420,700	29,246,985
Hawaiian Electric Industries, Inc.	1,419,875	35,113,509
Progress Energy, Inc.	629,500	26,331,985
		110,922,821
TOTAL COMMON STOCKS - 94.6% (Cost $1,260,229,841)		1,247,107,142
U.S. GOVERNMENT OBLIGATIONS - 4.5%		
U.S. Treasury Bill @ 1.263%** due 08/21/08 (Face Value $15,000,000)		14,973,652
U.S. Treasury Bill @ 1.833%** due 09/04/08 (Face Value $15,000,000)		14,953,545
U.S. Treasury Bill @ 2.008%** due 09/18/08 (Face Value $30,000,000)		29,882,610
TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $59,795,210)		59,809,807
TOTAL INVESTMENTS - 99.1% (Cost $1,320,025,051)		1,306,916,949
CASH AND OTHER ASSETS, LESS LIABILITIES - 0.9%		12,268,600
NET ASSETS - 100.0%		$1,319,185,549

ADR - American Depository Receipt
REIT - Real Estate Investment Trust
* Non-income producing securities
** Annualized yield at date of purchase

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Assets and Liabilities

June 30, 2008

	Equity Income Fund	Growth Fund	Value Fund
ASSETS			
Investments (Cost $35,565,414, $1,368,385,723 and $1,320,025,051, respectively)	$31,620,653	$1,480,314,370	$1,306,916,949
Cash	1,942,773	25,398,218	14,805,135
Receivable for:			
Capital shares purchased	250	556,297	79,006
Securities sold	—	18,670,942	14,547,237
Dividends	102,108	663,681	1,284,328
Interest	2,198	27,269	26,124
Prepaid expenses	12,647	7,206	6,193
TOTAL ASSETS	33,680,629	1,525,637,983	1,337,664,972
LIABILITIES			
Payable for:			
Capital shares sold	—	2,176,991	2,533,602
Securities purchased	93,770	6,136,502	14,531,660
Accrued expenses:			
Investment advisory fees	26,482	1,036,774	1,180,372
Professional fees	31,152	59,474	55,377
Directors' fees	193	9,049	18,305
Other payables and accrued expenses	10,396	204,538	160,107
TOTAL LIABILITIES	161,993	9,623,328	18,479,423
NET ASSETS	$33,518,636	$1,516,014,655	$1,319,185,549
Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)	3,233,136	45,114,050	44,821,179
Net asset value per share (offering and redemption price)	$ 10.37	$ 33.60	$ 29.43
Net Assets consist of:			
Paid in capital	$35,631,018	$1,374,392,925	$1,282,848,387
Accumulated net realized gain	1,429,232	29,693,083	49,445,264
Net unrealized appreciation (depreciation) on investments	(3,944,761)	111,928,647	(13,108,102)
Accumulated undistributed net investment income	403,147	—	—
	$33,518,636	$1,516,014,655	$1,319,185,549

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Operations

For the Year Ended June 30, 2008

	Equity Income Fund	Growth Fund	Value Fund
INVESTMENT INCOME			
Dividends (net of foreign taxes withheld of $0, $0 and $67,038, respectively)	$ 1,226,888	$ 14,710,349	$ 21,069,211
Interest	62,013	2,977,751	2,741,388
Other income	9,330	74,527	86,308
Total investment income	1,298,231	17,762,627	23,896,907
EXPENSES			
Investment advisory fees	357,412	13,833,867	15,670,528
Custodian fees	9,841	317,140	275,365
Directors' fees and expenses	1,098	11,712	11,712
Post waived expense reimbursed to advisor (Note 2)	4,849	—	—
Pricing fees	39,072	228,840	209,270
Professional fees	29,280	116,148	103,758
Registration and filing fees	21,056	33,422	31,698
Reports to shareholders	2,044	201,902	189,858
Transfer agent fees	30,810	557,422	518,306
Miscellaneous expenses	1,842	26,307	23,349
Total expenses	497,304	15,326,760	17,033,844
Net investment income	800,927	2,435,867	6,863,063
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS			
Net realized gain on investments	2,413,261	63,427,693	125,270,783
Net change in unrealized appreciation/depreciation on investments	(9,939,134)	(328,651,194)	(274,445,682)
Net loss on investments	(7,525,873)	(265,223,501)	(149,174,899)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(6,724,946)	$(262,787,634)	$(142,311,836)

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Equity Income Fund		Growth Fund	
	Year Ended June 30, 2008	Year Ended June 30, 2007	Year Ended June 30, 2008	Year Ended June 30, 2007
OPERATIONS				
Net investment income	$ 800,927	$ 565,035	$ 2,435,867	$ 1,991,252
Net realized gain on investments	2,413,261	1,156,674	63,427,693	206,433,053
Net change in unrealized appreciation/depreciation on investments	(9,939,134)	4,745,850	(328,651,194)	126,767,717
Net increase (decrease) in net assets from operations	(6,724,946)	6,467,559	(262,787,634)	335,192,022
DISTRIBUTIONS TO SHAREHOLDERS				
Distributions from ordinary income	(736,172)	(437,139)	(2,535,381)	(480,611)
Distributions from net realized capital gains	(1,774,107)	(298,676)	(165,398,885)	(138,884,318)
Net distributions	(2,510,279)	(735,815)	(167,934,266)	(139,364,929)
CAPITAL SHARE TRANSACTIONS				
Proceeds from sales of shares	4,585,753	12,291,605	207,068,646	360,777,435
Reinvestment of distributions	2,484,529	677,132	141,086,090	117,740,707
Redemption fees	452	392	20,125	19,004
Less: redemptions of shares	(7,504,987)	(963,461)	(468,188,222)	(296,988,641)
Increase (decrease) resulting from capital share transactions	(434,253)	12,005,668	(120,013,361)	181,548,505
Total increase (decrease) in net assets	(9,669,478)	17,737,412	(550,735,261)	377,375,598
NET ASSETS				
Beginning of year	43,188,114	25,450,702	2,066,749,916	1,689,374,318
End of year	$33,518,636	$43,188,114	$1,516,014,655	$2,066,749,916
Undistributed Net Investment Income at end of year	$ 403,147	$ 338,392	$ —	$ 1,510,641

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Value Fund	
	Year Ended June 30, 2008	Year Ended June 30, 2007
OPERATIONS		
Net investment income	$ 6,863,063	$ 10,373,965
Net realized gain on investments	125,270,783	272,172,155
Net change in unrealized appreciation/depreciation on investments	(274,445,682)	92,047,871
Net increase (decrease) in net assets from operations	(142,311,836)	374,593,991
DISTRIBUTIONS TO SHAREHOLDERS		
Distributions from ordinary income	(14,912,462)	(17,859,640)
Distributions from net realized capital gains	(259,213,429)	(223,659,270)
Net distributions	(274,125,891)	(241,518,910)
CAPITAL SHARE TRANSACTIONS		
Proceeds from sales of shares	117,427,701	173,402,041
Reinvestment of distributions	235,997,091	205,961,289
Redemption fees	69,733	30,190
Less: redemptions of shares	(437,311,474)	(379,902,431)
Decrease resulting from capital share transactions	(83,816,949)	(508,911)
Total increase (decrease) in net assets	(500,254,676)	132,566,170
NET ASSETS		
Beginning of year	1,819,440,225	1,686,874,055
End of year	$1,319,185,549	$1,819,440,225
Undistributed Net Investment Income at end of year	$ —	$ —

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the year ended June 30, 2008	For the year ended June 30, 2007	For the year ended June 30, 2006	For the fiscal period from January 31, 2005 through June 30, 2005+
Net Asset Value - Beginning of Period	$ 13.14	$ 11.05	$ 10.10	$ 10.00
Income from Investment Operations				
Net Investment Income*	0.24[1]	0.18	0.15	0.06
Net Gains (Losses) on Investments (both realized and unrealized)	(2.25)	2.19	0.93	0.04
Total From Investment Operations	(2.01)	2.37	1.08	0.10
Less Distributions				
Distributions from Net Investment Income	(0.22)	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.54)	(0.11)	(0.01)	0.00
Total Distributions	(0.76)	(0.28)	(0.13)	0.00
Net Asset Value - End of Period	$ 10.37	$ 13.14	$ 11.05	$ 10.10
Total Return	(15.84%)	21.61%	10.75%	1.00%[2]
Ratios/Supplemental Data				
Net Assets, End of Period (000's)	$ 33,519	$ 43,188	$ 25,451	$ 8,412
Ratio of Expenses to Average Net Assets				
Before expense reimbursement[3]	1.25%	1.29%	1.67%	3.96%[4]
After expense reimbursement/recoupment[5]	1.25%	1.25%	1.25%	1.25%[4]
Ratio of Net Investment Income to Average Net Assets				
After expense reimbursement/recoupment	2.02%	1.64%	1.80%	2.11%[4]
Portfolio Turnover Rate	62%	37%	60%	25%

* Net Investment Income per share has been computed before adjustments for book/tax differences.

\+ The Fund commenced investment operations on January 31, 2005.

1 Per share net investment income (loss) has been calculated using the average daily shares method.

2 Not Annualized.

3 The Adviser recouped $4,849 during the fiscal year ended June 30, 2008, representing previously reimbursed expenses had such payment not been made, the expense ratio would have been 1.24%.

4 Annualized.

5 See note 2 to Financial Statements.

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Asset Value - Beginning of Year	$42.74	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26
Income from Investment Operations										
Net Investment Income (Loss)*	0.05[1]	0.04	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16
Net Gains (Losses) on Investments (both realized and unrealized)	(5.56)	7.29	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)
Total From Investment Operations	(5.51)	7.33	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)
Less Distributions										
Distributions from Net Investment Income	(0.05)	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)
Distributions from Net Realized Capital Gains	(3.58)	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)
Total Distributions	(3.63)	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)
Net Asset Value - End of Year	$33.60	$42.74	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28
Total Return	(13.80%)	19.69%	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$1,516,015	$2,066,750	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683
Ratio of Expenses to Average Net Assets	0.84%	0.84%	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.13%	0.11%	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%
Portfolio Turnover Rate	39%	40%	29%	32%	19%	27%	26%	43%	28%	51%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
Net Asset Value - Beginning of Year	$38.79	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30
Income from Investment Operations										
Net Investment Income (Loss)*	0.15[1]	0.41	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)
Net Gains (Losses) on Investments (both realized and unrealized)	(3.12)	7.74	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56
Total From Investment Operations	(2.97)	8.15	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46
Less Distributions										
Distributions from Net Investment Income	(0.35)	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00
Distributions from Net Realized Capital Gains	(6.04)	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)
Total Distributions	(6.39)	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)
Net Asset Value - End of Year	$29.43	$38.79	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29
Total Return	(8.82%)	23.90%	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$1,319,186	$1,819,440	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$87,930	$24,912
Ratio of Expenses to Average Net Assets	1.09%	1.08%	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.44%	0.59%	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)
Portfolio Turnover Rate	61%	75%	58%	59%	81%	60%	54%	76%	86%	124%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1] Per share net investment income (loss) has been calculated using the average daily shares method.

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Notes to Financial Statements

For the Year Ended June 30, 2008

1. **Organization and Significant Accounting Policies:** Meridian Fund, Inc. (the "Meridian Funds") is comprised of the Meridian Equity Income Fund (the "Equity Income Fund"), the Meridian Growth Fund (the "Growth Fund") and the Meridian Value Fund (the "Value Fund"). The Equity Income Fund, the Growth Fund and the Value Fund (each a "Fund" and collectively, the "Funds") are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.

   The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

   The primary investment objective of the Growth Fund is to seek long-term growth of capital.

   The primary investment objective of the Value Fund is to seek long-term growth of capital.

   The following is a summary of significant accounting policies for all of the Funds:

   a. **Investment Valuations:** Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by Aster Investment Management Company, Inc. (the "Adviser") under the guidelines established by, and under the general supervision and responsibility of, the Funds' Board of Directors (the "Board"). Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are valued at amortized cost which approximates fair market value.

   b. **Federal Income Taxes:** It is the Funds' policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.

   c. **Security Transactions:** Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.

   d. **Cash and Cash Equivalents:** All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

   e. **Expenses:** Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

Meridian Fund, Inc.
Notes to Financial Statements (continued)

For the Year Ended June 30, 2008

f. **Use of Estimates:** The preparation of financial statements in accordance with accounting principals generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.

g. **Distributions to Shareholders:** The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from GAAP. These "book/tax" differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.

Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights.

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

h. **Guarantees and Indemnification:** Under the Funds' organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds' maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

i. **Recent Accounting Pronouncements:** In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS No. 157"). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current GAAP from the application of this SFAS No. 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of June 30, 2008, the Funds do not believe the adoption of SFAS No. 157 will impact the financial statement amounts; however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2008

2. **Related Parties:** The Funds have entered into a management agreement with the Adviser. Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2008 was as follows:

Equity Income Fund	52.59%
Growth Fund	1.20%
Value Fund	1.47%

The Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund's net assets, 0.90% of the next $20,000,000 of the Equity Income Fund's net assets, 0.80% of the next $20,000,000 of the Equity Income Fund's net assets and 0.70% of the Equity Income Fund's net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month's daily average net assets.

The Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund's net assets and 0.75% of the Growth Fund's net assets in excess of $50,000,000. The fee is paid monthly in arrears and calculated based on that month's daily average net assets.

The Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund's net assets. The fee is paid monthly in arrears and calculated based on that month's daily average net assets.

The Adviser has contractually agreed to waive its fee and reimburse expenses, at least until January 31, 2009, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Adviser did not reimburse the Funds during the year ended June 30, 2008.

The Equity Income Fund will carry forward, for a period not to exceed three years from the date on which a waiver or reimbursement is made by the Adviser, any expenses in excess of the expense limitation, and repay the Adviser such amounts; provided the Fund is able to effect such reimbursement and maintain the expense limitation.

At June 30, 2008, the balance of recoupable expenses along with the year of expiration for the Equity Income Fund is:

Amount	Expiration
$74,072	2009
12,964	2010

Subject to the approval of the Board, the Fund will repay the Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund's expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Adviser can modify or terminate this arrangement at any time.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2008

3. **Capital Shares Transactions:** Transactions in capital shares for the year ended June 30, 2008 and the year ended June 30, 2007 were as follows:

	Equity Income Fund	
	June 30, 2008	June 30, 2007
Increase in Fund shares:		
Shares sold	386,851	1,004,352
Shares issued from reinvestment of distributions	217,941	55,411
	604,792	1,059,763
Shares redeemed	(657,483)	(77,844)
Net increase (decrease)	(52,691)	981,919

	Growth Fund	
	June 30, 2008	June 30, 2007
Increase in Fund shares:		
Shares sold	5,358,419	8,819,099
Shares issued from reinvestment of distributions	3,743,363	2,980,023
	9,101,782	11,799,122
Shares redeemed	(12,341,026)	(7,277,834)
Net increase (decrease)	(3,239,244)	4,521,288

	Value Fund	
	June 30, 2008	June 30, 2007
Increase in Fund shares:		
Shares sold	3,553,317	4,662,351
Shares issued from reinvestment of distributions	7,458,786	5,777,315
	11,012,103	10,439,666
Shares redeemed	(13,093,574)	(10,210,105)
Net increase (decrease)	(2,081,471)	229,561

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2008

4. **Compensation of Directors and Officers:** Directors and Officers of the Funds who are Directors and/or Officers of the Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 investment in the Equity Income Fund, Growth Fund or Value Fund shares, plus out of pocket expenses and a $1,000 investment in one of the Funds for each additional Board meeting attended other than the annual meeting.

5. **Investment Transactions:** The cost of investments purchased and the proceeds from sales of investments, excluding short-term securities and U.S. government obligations, for the year ended June 30, 2008, were as follows:

	Purchases	Proceeds from Sales
Equity Income Fund	$ 23,601,573	$ 25,666,742
Growth Fund	671,738,828	947,688,634
Value Fund	902,004,444	1,219,140,075

6. **Distribution Information:** Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from GAAP. The tax character of distributions made during the fiscal years ended June 30, 2008 and June 30, 2007 was as follows:

2008 Taxable Distributions

Fund	Ordinary Income	Net Long-Term Capital Gains	Total Distributions
Equity Income Fund	$ 1,266,083	$ 1,244,196	$ 2,510,279
Growth Fund	19,825,049	148,109,217	167,934,266
Value Fund	63,165,479	210,960,412	274,125,891

2007 Taxable Distributions

Fund	Ordinary Income	Net Long-Term Capital Gains	Total Distributions
Equity Income Fund	$ 618,838	$ 116,977	$ 735,815
Growth Fund	15,241,733	124,123,196	139,364,929
Value Fund	17,859,640	223,659,270	241,518,910

7. **Federal Income Taxes Information:** In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 establishes the minimum threshold for recognizing, and a system for measuring, the benefits of tax-return positions in financial statements, effective for the Funds' current fiscal year. Management has analyzed the Funds' tax positions taken on federal income tax returns for all open tax years (tax years ended June 30, 2004-2007) for purposes of implementing FIN 48, and has concluded that no provision for income tax is required in the Funds' financial statements.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Year Ended June 30, 2008

Permanent differences, incurred during the year ended June 30, 2008, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income and accumulated realized gain/(loss) as follows:

	Increase/(Decrease) Undistributed Net Investment Income/(Loss)	Increase/(Decrease) Accumulated Realized Gain
Growth Fund	$(1,411,126)	$ 1,411,126
Value Fund	8,049,411	(8,049,411)

The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2008 is as follows:

	Aggregate Cost	Aggregate Gross Unrealized Appreciation	Aggregate Gross Unrealized Depreciation	Net Unrealized Appreciation/ (Depreciation)
Equity Income Fund	$ 35,592,514	$ 997,435	$ (4,969,296)	$ (3,971,861)
Growth Fund	1,369,978,748	232,379,532	(122,043,910)	110,335,622
Value Fund	1,328,144,562	111,501,179	(132,728,792)	(21,227,613)

Components of Accumulated Earnings (Losses) on a Tax Basis

	Equity Income Fund	Growth Fund	Value Fund
Undistributed ordinary income	$ 614,075	$ —	$ 19,438,894
Undistributed long-term capital gains	1,245,404	31,286,108	38,125,881
Unrealized appreciation/(depreciation)	(3,971,861)	110,335,622	(21,227,613)
Total Accumulated Earnings/(losses)	$(2,112,382)	$141,621,730	$ 36,337,162

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Meridian Fund, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the schedules of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (constituting Meridian Fund, Inc., hereafter referred to as the "Funds") at June 30, 2008, the results of each of their operations for the year then ended, the changes in each of their net assets for the two years then ended and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2008 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
August 20, 2008

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited)

The Directors of the Funds unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at a meeting held on October 3, 2007.

In preparation for the meetings, the Directors received and evaluated information supplied by the Adviser in response to a letter prepared by counsel, at the Board of Director's request, which identified items that should be reviewed in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other investment companies with similar objectives, derived from data compiled by an independent third-party provider. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In reaching their conclusions, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and any other amounts paid under the Advisory Agreements. The Directors based their decisions on the evaluation of all factors taken as a whole and did not consider any one factor as all-important or controlling. Some of the factors considered are discussed in more detail below.

The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources the Adviser has dedicated to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser's demonstrated ability, over time, to achieve a highly competitive rate of return for long-term investors. The quality of other services, including the Adviser's assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. The Directors considered the consistency of the Funds' service quality when forming a basis for their confidence in the Adviser's integrity and competence, in light of their on-going experience as Directors of the Funds. The Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided (and expected to be provided) to the Funds under the Advisory Agreements.

At their meetings, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that both the Meridian Growth Fund and the Meridian Value Fund had recently been recognized by independent rating agencies as being among the top performing funds in their categories over a ten and five year period, respectively. In addition to the information reviewed by the Directors during the meetings, the Directors receive detailed monthly performance reports for the Funds throughout the year. These reports present the Funds' performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser's management of the Funds' investment portfolios has resulted in consistently competitive performance overall and, in particular, returns for long-term investors that are well above average.

The Directors considered the direct and indirect costs incurred by the Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not

Disclosure Regarding Approval of Investment Advisory Agreements (unaudited) (continued)

necessarily warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders. The Directors concluded that profits being realized by the Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the outstanding long-term performance of the Funds, investment industry practices and comparable funds' average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser's capital and management structure.

The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser's portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser's trading activities on behalf of the Funds. The Directors acknowledge that the Funds' shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

Information About the Directors and Officers of Meridian Fund, Inc.

The individuals listed below serve as Directors or Officers of Meridian Fund, Inc. (the "Meridian Funds"). Each Director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each Officer of the Meridian Funds is elected annually by the Board of Directors. The address of all Officers and Directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds' Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian at 1-800-446-6662.

Interested Directors *

Richard F. Aster, Jr. (68)

Positions(s) Held with Fund: President, Chairman of the Board, Portfolio Manager
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc.
Number of Portfolios Overseen: 3
Other Directorships: N/A

Michael Stolper (63)

Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Investment Adviser and Broker/Dealer, Stolper & Company, Inc.
Number of Portfolios Overseen: 3
Other Directorships: Window Pane Funds

* Aster Investment Management, Inc. is investment adviser to the Meridian Funds.
Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and Officers of Meridian Fund, Inc. (continued)

Independent Directors

Ronald Rotter (65)

Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 2, 2007
Principal Occupation(s) During Past 5 Years: Co-founder and Managing Partner, RBR Capital Management; Founder and Portfolio Manager, RLR Capital
Number of Portfolios Overseen: 3
Other Directorships: N/A

Michael S. Erickson (56)

Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor
Number of Portfolios Overseen: 3
Other Directorships: N/A

James Bernard Glavin (73)

Positions(s) Held with Fund: Vice Chairman of the Board
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Chairman of the Board, Orchestra Therapeutics, Inc.
Number of Portfolios Overseen: 3
Other Directorships: N/A

Herbert Charles Kay (71)

Positions(s) Held with Fund: Director
Length of Service (Beginning Date): May 3, 1985
Principal Occupation(s) During Past 5 Years: Private Investor
Number of Portfolios Overseen: 3
Other Directorships: N/A

Officers

Gregg B. Keeling, CPA (53)

Positions(s) Held with Fund: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer
Length of Service (Beginning Date): April 1999
Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc., Vice President of Operations and Chief Compliance Officer

2008 TAX NOTICE TO SHAREHOLDERS (Unaudited)

The information set forth below is for each Fund's fiscal year as required by federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a Fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2009. Please consult your tax advisor for proper treatment of this information.

Pursuant to Internal Revenue Code Section 852(b)(3), the Funds listed below designate the amounts listed below as a long-term capital gain distribution of the year ended June 30, 2008:

Equity Income Fund	$ 1,244,196
Growth Fund	$148,109,217
Value Fund	$210,960,412

Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of their ordinary income dividends distributed during the year ended June 30, 2008 as qualifying for the corporate dividends-received deduction:

Equity Income Fund	93.90%
Growth Fund	38.58%
Value Fund	38.73%

Pursuant to Section I (h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2008 as qualified dividend income (QDI):

Equity Income Fund	90.41%
Growth Fund	43.93%
Value Fund	39.09%

U.S. Government interest represents the amount of interest that was derived from direct U.S. Government obligations and distributed during the fiscal year. This amount is reflected as a percentage of total ordinary income distributions (the total of short-term capital gain and net investment income distributions). Generally, interest from direct U.S. Government obligations is exempt from state income tax. However, for residents of California, Connecticut and New York, the statutory threshold requirements were not satisfied to permit exception of these amounts from state income for the Funds.

U.S. Government interest:

Equity Income Fund	0.00%
Growth Fund	2.37%
Value Fund	3.51%

MERIDIAN FUND, INC.

This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Officers and Directors

RICHARD F. ASTER, JR.
President and Director

MICHAEL S. ERICKSON

JAMES B. GLAVIN

HERBERT C. KAY

RONALD ROTTER

MICHAEL STOLPER
Directors

GREGG B. KEELING
Chief Financial Officer
Treasurer and Secretary
Chief Compliance Officer

Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania

Transfer Agent and Disbursing Agent
PNC GLOBAL INVESTMENT SERVICING (U.S.) INC.
King of Prussia, Pennsylvania
(800) 446-6662

Counsel
MORRISON & FOERSTER LLP
Washington, D.C.

Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California

MERIDIAN EQUITY INCOME FUND®
MERIDIAN GROWTH FUND®
MERIDIAN VALUE FUND®

ANNUAL REPORT

MERIDIAN • FUND
INCORPORATED®

60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939

www.meridianfund.com

Telephone (800) 446-6662

June 30, 2008